EXHIBIT 23.2

802 N Washington St Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement on Form S-1 of our report dated October 1, 2021, on the consolidated balance sheets of T-REX Acquisition Corp. as of June 30, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the two year period ended June 30, 2021, and the related notes to the financial statements. Our report contains an emphasis of matter paragraph regarding substantial doubt as to T-REX Acquisition Corp.’s ability to continue as a going concern. We also consent to the reference to our Firm under the heading “Experts” in the Offering Circular, which is part of the Offering Statement.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

August 9, 2022